News Release
www.srtelecom.com

For more information:

David Adams	Scott Lawrence (Maison Brison)
(Senior Vice-President, Finance and CFO)	(514) 731-0000
(514) 335-4035	scott@maisonbrison.com

SR Telecom Announces Streamlining Initiative
R&D activities to be concentrated in Montreal
Initiative will have no impact on Q1 results

MONTREAL, April 30, 2004 – SR TelecomTM Inc. (TSX: SRX; Nasdaq: SRXA) today announced that it has begun a comprehensive streamlining and restructuring initiative that will significantly reduce its cost base. The plan calls for a global adjustment to SR Telecom’s sales, research and development, manufacturing and support staff.

“We are taking actions to rationalize our operations in order to return the Company to profitability,” said Pierre St-Arnaud, SR Telecom’s President and Chief Executive Officer. “We are confident that we will see a significant increase in our revenues in the second half of 2004, and we remain committed to generating positive net income by the fourth quarter.”

Highlights of the streamlining plan include the closing of the Company’s Redmond facility, concentrating R&D activities in Montreal, and focusing SR Telecom’s operations in France on sales and customer support. A restructuring plan is currently being finalized with the workers’ council in France.

The key resources and technology currently located in Redmond will be transferred to Montreal.

“By concentrating our R&D efforts in Montreal, we will be able to focus more efficiently on the continuing development of our angel™ and airstar™ products, which have generated considerable new opportunities for us,” Mr. St-Arnaud stated. “We will also be able to make the best use of the technology and expertise we are bringing in from Redmond to further advance our ongoing WiMAX and SR500ip™ development programs. Finally, transferring our core resources from Redmond to Montreal will ensure the continuity of service to our customers.”

The restructuring charges associated with the plan will be recognized as they occur in the second and third quarters of fiscal 2004. Further details about the restructuring plan will be made available when the Company issues its first quarter results on May 12.

About SR Telecom
SR TELECOM (TSX: SRX, Nasdaq: SRXA) is one of the world’s leading providers of Broadband Fixed Wireless Access (BFWA) technology, which links end-users to networks using wireless transmissions. For over two decades, the Company’s products and solutions have been used by carriers and service providers to deliver advanced, robust and efficient telecommunications services to both urban and remote areas around the globe. SR Telecom’s products have been deployed in over 120 countries, connecting nearly two million people.

The Company’s unrivalled portfolio of BFWA products enables its growing customer base to offer carrier-class voice, broadband data and high-speed Internet services. Its turnkey solutions include equipment, network planning, project management, installation and maintenance.

SR Telecom is an active member of WiMAX Forum, a cooperative industry initiative which promotes the deployment of broadband wireless access networks by using a global standard and certifying interoperability of products and technologies.

Forward-Looking Statements
Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company's products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

SR TELECOM, ANGEL, AIRSTAR and SR500ip are trademarks of SR Telecom Inc. All rights reserved 2004. All other trademarks are property of their owners.

SR Telecom Inc. 8150 Trans-Canada Hwy., Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783